SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29915; File No. 812-13857]

Central Securities Corporation; Notice of Application

January 6, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under sections 6(c), 17(d) and 23(c) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act.

Summary of Application: Applicant requests an order to permit the adoption of an incentive

compensation plan. The plan would permit the applicant to issue restricted shares of common

stock, restricted stock units, shares of common stock granted as a bonus, and awards

denominated in cash.

Applicant: Central Securities Corporation ("Company").

Filing Dates: The application was filed on January 3, 2011 and amended on October 31, 2011.

The applicant has agreed to file an amendment during the notice period, the substance of which

is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 31, 2012, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Commission, 100 F Street NE, Washington, DC 20549. Applicant, c/o Marlene A. Krumholz, Vice President and Secretary, Central Securities Corporation, 630 Fifth Avenue, New York, NY 10111.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1. The Company, a Delaware corporation, is registered under the Act as a closed-end management investment company. The principal business of the Company is the ownership and management of its investment portfolio, which consists predominantly of equity securities. The Company is internally managed. The Company has six directors ("Board"), five of whom are not "interested persons" of the Company, as defined in section 2(a)(19) of the Act ("Non-interested Directors"), and six Employees (as defined below), including three officers, one of whom is also a director and an interested person of the Company. Shares of the Company are listed on the NYSE Amex. As of October 31, 2011, there were 22,779,391 shares of common stock of the Company ("Shares") outstanding.

2.　　Because the investment management business is highly competitive, the Company believes that its successful operation will depend on its ability to attract, motivate and retain its professional staff with competitive compensation packages similar to those offered by its competitors. Many of the companies with which the Company competes for management talent are not registered investment companies subject to the restrictions of the Act and thus are able to offer their directors, officers and other personnel various types of non-cash, deferred compensation, including opportunities for equity participation in the enterprise, as well as cash incentive and performance-based compensation. Accordingly, the Company seeks an order permitting the adoption of the Central Securities Corporation 2012 Incentive Compensation Plan ("Plan"). The Plan would permit the Company to issue restricted Shares ("Restricted Stock"),[1] restricted stock units ("Restricted Stock Units"),[2] grants of Shares as a bonus ("Bonus Stock"),[3] and awards denominated in cash ("Cash Awards") (collectively, "Awards") to Eligible Persons who are Employees.[4] Under the Plan, dividend equivalents could be awarded in connection with any Awards under the Plan while the Awards are outstanding or otherwise subject to a restriction period on a like number of Shares. Certain Awards may be subject to performance conditions ("Performance Awards").[5]

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[1] Restricted Stock is stock that is subject to restrictions on transferability, risk of forfeiture and/or other restrictions.

[2] Restricted Stock Units represent rights to receive stock and are subject to certain restrictions and a risk of forfeiture.

[3] Except as otherwise determined by the compensation committee ("Committee"), Bonus Stock will vest immediately and will not be subject to any restrictions.

[4] "Eligible Persons" is defined to mean full-time employees, including officers, of the Company and its subsidiaries ("Employees") and directors of the Company who at the time an Award is to be granted under the Plan are not Employees ("Non-employee Directors"). Any future subsidiaries will comply with the terms and conditions of any order granted pursuant to this application.

[5] Performance Awards are defined under the Plan as Awards granted to Eligible Persons who are Employees that are conditioned upon satisfaction, during a period of at least one year but no more than ten years, of performance criteria established by the Committee.

3.   The Plan also would permit the Company to make grants of vested Bonus Stock to Non-employee Directors without restrictions. Immediately following each annual meeting of stockholders, each Non-employee Director who is elected a director at, or who was previously elected and continues as a director after, that annual meeting shall receive an award of 500 Shares of Bonus Stock. In addition, at the effective date of any Non-employee Director's initial election to the Board, the Non-employee Director will be granted 500 Shares of Bonus Stock.

4.   The Plan as proposed has been approved by the Board, including a majority of the Non-interested Directors. To the extent any material revisions are made to the proposed form of the Plan before it becomes final, the revised form of the Plan will be subject to final approval by the Board, including a majority of the Non-interested Directors. Subject to receipt of the order, the Board is expected to approve the submission of the Plan to stockholders for approval at the annual meeting of the Company in March 2012.

5.   The Plan will be administered by the Committee, which will be composed of three or more directors of the Company who (i) are Non-interested Directors, (ii) are "non-employee directors" within the meaning of rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), and (iii) are "outside directors" as defined under section 162(m) of the Internal Revenue Code of 1986 (the "Code"). The Plan permits the Committee to approve and recommend to the Board, and the Board has the full and final authority to ratify, grants of Awards.

6.   Grants under the Plan may be made only to Eligible Persons. In any thirty-six month period during which the Plan is in effect, an Eligible Person may not be granted Awards under the Plan relating to more than 250,000 Shares. In any event, no Eligible Person may be granted Awards denominated by reference to Shares, or be issued Shares in settlement of Awards

not initially denominated by reference to Shares, that in the aggregate exceed 35% of the Shares initially reserved for issuance under the Plan, subject to adjustment under the Plan. Cash Awards that are settled in cash will not count against the limit described in the preceding sentence.[6]

       7.   The total number of Shares reserved and available for delivery in connection with Awards under the Plan is one million Shares. As of October 31, 2011, this represented 4.39% of the outstanding Shares. In no event will the number of Shares reserved and available for delivery in connection with Awards under the Plan exceed 4.4% of the outstanding Shares. The total maximum dilution to the Company's stockholders (in terms of net asset value ("NAV") per Share) that would result from grants of Awards under the Plan would be approximately 4.21% (assuming that immediately after the effective date of the Plan, Awards covering all Shares available under the Plan are granted as Restricted Stock).

       8.   In the event that a dividend, capital gain distribution or other distribution, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction affects the Shares, the Committee will, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of Shares subject to the Plan; (ii) the number and kind of Shares which may be delivered under the Plan; (iii) the number and kind of Shares by which per-person Award limitations are measured; and (iv) the number and kind of Shares subject to or deliverable in respect of outstanding Awards. In addition, after the occurrence of any such corporate transaction, the Committee will also have the authority to make provision for payment of cash or other property in respect of an Award.

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[6] Cash Awards may be satisfied in cash, by delivery of the number of Shares valued at the fair market value on the payout date, or a combination thereof, as determined by the Committee. The amount that may be paid to any one Eligible Person with respect to Cash Awards may not exceed $3 million with respect to any fiscal year.

9.   In addition, the Plan provides that Shares subject to Awards under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of Shares to an Eligible Person, plus (i) the number of Shares withheld in payment of any taxes relating to any Award and (ii) the number of Shares surrendered in payment of any taxes relating to any Award, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Eligible Person under any applicable law or regulation, such Shares will again be available exclusively for Awards to Eligible Persons who are not subject to such limitation.

Applicant's Legal Analysis:

Sections 18(d), 23(a) and 23(b) of the Act

1.   Section 18(d) of the Act generally prohibits a registered management investment company from issuing rights to purchase the company's shares.[7] The Company states that section 18(d) would prohibit the issuance of certain Awards to Eligible Persons because no corresponding warrants or rights would be issued to shareholders, and such Awards would not be issued in connection with a reorganization.

2.   Section 23(a) of the Act generally prohibits a registered closed-end investment company from issuing securities for services. The Company states that because Awards are a form of compensation, the issuance of stock-based Awards to Eligible Persons would constitute the issuance of securities for "services" and, therefore, absent an exemption, would fall within the prohibitions of section 23(a).

3.   Section 23(b) of the Act prohibits a registered closed-end investment company from selling common stock at below its current NAV. The Company states that, since Shares

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[7]   Section 18(d) permits a fund to issue only warrants or rights, ratably to a class of stockholders, that have an exercise period of no more than 120 days or in exchange for warrants in connection with a reorganization.

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have often traded at a discount to their NAV and Awards under the Plan will be valued at the

Fair Market Value of the stock,[8] section 23(b) would in most cases prohibit the issuance of the

Awards.

4.   Section 6(c) of the Act provides, in part, that the Commission may, by order upon

application, conditionally or unconditionally exempt any person, security or transaction, or any

class or classes thereof, from any provision of the Act, if and to the extent that the exemption is

necessary or appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act. The Company requests an

order under section 6(c) granting exemptions from section 18(d) and sections 23(a) and (b) of the

Act to the extent necessary to implement the Plan.

5.   The Company states that, because Awards under the Plan may be issued only to

Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the

Company's stockholders. The Company also asserts that the Plan would not become a means for

insiders to obtain control of the Company because the number of shares of stock issuable under

the Plan would not exceed 4.4% of the outstanding Shares of the Company. Moreover, as a

condition to the requested order, no Eligible Person could be issued more than 35% of the Shares

reserved for issuance under the Plan. In addition, in no event may the total number of Shares of

the Company, with respect to which all types of Awards may be granted to an Eligible Person

under the Plan, exceed 250,000 Shares within any thirty-six month period during which the Plan

is in effect.

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[8]   For purposes of the Plan, "Fair Market Value" means the mean of the high and low sale prices of Shares as reported on the NYSE Amex (or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading) on the relevant date, or if no sale of Shares is reported for such date, the next preceding day for which there is a reported sale.

6.   The Company believes that the potential dilutive impact of the Plan would not be significant, particularly if the establishment of the Plan attracts talented professionals who enhance management of the Company's assets, thus increasing the value of the Company's assets and enhancing stockholders' interests. The Company asserts that it needs the flexibility to provide equity-based employee compensation in order to be able to compete effectively with investment management companies for talented professionals. The Company also asserts that equity-based compensation would more closely align the interests of Eligible Persons with those of its stockholders.

7.   The Company further states that the Plan will be submitted to stockholders for their approval. The Company represents that the proxy statement to be submitted to its stockholders will contain a concise, "plain English" description of the Plan and its potential dilutive effect and will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. The Company further notes that the existence and nature of the Awards granted will be disclosed to investors in accordance with standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission under Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act, and Item 18 of Form N-2. In addition, the Company will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act. The Company concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of its stock.

8.   The Company also states that stockholders will be protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by the Board. Under these conditions, the Board will review the Plan at least annually. In addition, the

Committee periodically will review the potential impact that the grant or vesting of Awards could have on the Company's earnings and NAV per Share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Committee will be authorized to take appropriate steps to ensure that neither the grant nor the vesting of Awards would have an effect contrary to the interests of the stockholders of the Company. This authority will include the authority to prevent or limit the grant of additional Awards.

Section 17(d) of the Act

9.   Section 17(d) of the Act and rule 17d-1 under the Act, generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person, from participating in a joint enterprise, joint arrangement, or profit-sharing plan in which the registered investment company is a participant, unless the Commission by order approves the transaction. Rule 17d-1(c) defines a joint enterprise to include any stock purchase plan. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any officer, director, partner, copartner or employee of such other person. Because all Eligible Persons are either Non-employee Directors or Employees of the Company, the Eligible Persons fall within the scope of section 17(d) and rule 17d-1 and, consequently, are prohibited from participating in the Plan, absent the requested relief.

10.   The Company requests an order pursuant to section 17(d) and rule 17d-1 to permit the operation of the Plan. Rule 17d-1 provides that, in considering relief pursuant to the rule, the Commission will consider whether the participation of the registered investment company in such joint enterprise, arrangement or plan is consistent with the policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than,

that of other participants. The Company states that the Plan, although benefiting Eligible Persons and the Company in different ways, is in the interests of stockholders of the Company because the Plan will help attract, motivate and retain talented professionals and help align the interests of employees with those of its stockholders. Thus, the Company asserts that the Plan is consistent with the policies and purposes of the Act and that the Company's participation in the Plan will be on a basis no less advantageous than that of other participants.

Section 23(c) of the Act

11.   Section 23(c) of the Act generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tender offers or under other circumstances as the Commission may permit by order to insure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

12.   The Company states that to the extent that the withholding of Shares by the Company or the delivery of Shares by the Eligible Person in satisfaction of withholding taxes is considered to be a "purchase" by the Company of its own securities, section 23(c) would prohibit the transaction. The Company therefore requests an order under section 23(c) to permit these purchases. The Company states that these purchases will be made on a basis which does not unfairly discriminate against the stockholders of the Company because the Company will purchase its shares from Eligible Persons at their Fair Market Value, as defined in the Plan, on the relevant date, which would not be significantly different from the price at which all other stockholders could sell their shares on the NYSE Amex.

Applicant's Conditions:

The Company agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The Board will maintain a Committee, none of the members of which will be "interested persons" of the Company as defined in the Act. The Committee will administer the Plan and will be composed of three or more directors of the Company who (i) are Non-interested Directors, (ii) are "non-employee directors" within the meaning of rule 16b-3 under the Exchange Act, and (iii) are "outside directors" as defined under section 162(m) of the Code.

2.   The Plan will not be implemented unless it is approved by a majority of the votes cast by stockholders at a meeting called to consider the Plan. Any amendment to the Plan will be subject to the approval of the Company's stockholders to the extent such approval is required by applicable law or regulation or the Board otherwise determines. Unless terminated or amended, during the fifth year of the Plan (and each fifth year thereafter), the Plan shall be submitted for reapproval to the Company's stockholders and all Awards made during that year shall be contingent upon stockholder reapproval.

3.   Awards are not transferable or assignable, except as the Committee will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution. Awards may also be transferred pursuant to a qualified domestic relations order.

4.   The maximum number of Shares available for delivery in connection with Awards under the Plan (other than any Shares issued in payment of dividend equivalents) will be 1 million Shares, subject to adjustment for corporate transactions, and in no event will the

number of Shares reserved and available for delivery in connection with Awards under the Plan exceed 4.4% of the outstanding Shares.

5.   The Board will review the Plan at least annually. In addition, the Committee periodically will review the potential impact that the grant or vesting of Awards could have on the Company's earnings and NAV per Share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review, and the Committee will be authorized to take appropriate steps to ensure that neither the grant nor the vesting of Awards would have an effect contrary to the interests of investors in the Company. This will include the authority to prevent or limit the grant of additional Awards. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

6.   Awards under the Plan are issuable only to Eligible Persons. No person will be granted Awards denominated by reference to Shares, or be issued Shares in settlement of Awards not initially denominated by reference to Shares, that in the aggregate exceed 35% of the Shares initially reserved for issuance under the Plan, subject to adjustment under the Plan. Subject to the immediately preceding limitation, in any thirty-six month period during which the Plan is in effect, no person may be granted Awards under the Plan relating to more than 250,000 Shares, which amount may be adjusted to reflect certain corporate transactions or events that affect the Company's stock. Grants to Non-employee Directors are limited to those described in condition 7 below.

7.   In each fiscal year, a Non-employee Director will be granted 500 Shares of vested Bonus Stock without restrictions, which amount may be adjusted to reflect certain corporate transactions. At the effective date of any Non-employee Director's initial election to the Board,

such Non-employee Director will be granted 500 Shares of vested Bonus Stock without restrictions, which amount may be adjusted to reflect certain corporate transactions.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin O'Neill
Deputy Secretary